Mail Stop 3561

      	August 31, 2005



Via U.S. Mail

Bianca A. Russo, Esq.
Secretary
J.P. Morgan Chase Commercial Mortgage Securities Corp.
270 Park Avenue
New York, NY  10017


Re: 	J.P. Morgan Chase Commercial Mortgage Securities Corp.
	Post-Effective Amendment 1 to Registration Statement on Form
S-3
	Filed August 22, 2005
	File no. 333-126661

Dear Ms. Russo,

      We are monitoring your filing for disclosure related to reset rate securities. We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please note that our comments to either the supplement and/or base prospectus should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Also reflect these comments in any other prospectus supplement connected with this registration statement. Please confirm to us in your response that you will comply with this instruction.
2. In an appropriate place in the prospectus supplement or base prospectus, please provide a flow chart or diagram that depicts the flow of funds for the transaction, including the payment allocations, rights and distribution priorities among all classes of the issuing entity`s securities, and within each class, with respect to cash flows, credit enhancement or other support and any other structural features designed to enhance credit, facilitate the timely payment of monies due on the pool assets, adjust the rate of return on the securities, or preserve monies that will or might be distributed to security holders.

Prospectus Supplement
Reset Rate Certificates, page S-4
C. Remarketing Procedures, page S-4
3. Please refer to the last paragraph. We note that tender is not mandatory for the Class A-3R Certificates. We also note that on pages
19 and 45 of the base prospectus, you disclose that the reset securities are subject to automatic tender. Please disclose that here and briefly explain automatic tender.

Interest Distribution Amount, page S-83
4. Please refer to the last paragraph of this section on page S-
84.
We note that the Depositor may be able to determine LIBOR. On page S-
94, we note that the Depositor may also change the remarketing agents for any reset period at any time on or before the related Remarketing
Terms Determination Date. Please tell us what other roles the Depositor will have in the remarketing. What document will specify the duties of the Depositor in future remarketings? Please revise here and elsewhere throughout the prospectus as appropriate.

Base Prospectus
Other Accounts, page 25
5. Please expand your disclosure to specify what you mean by "other accounts."


LIBOR, page 35
6. We note that you have defined LIBOR in the base prospectus.
Please
explain what other definition of LIBOR could be set forth in the prospectus supplement.
7. We note that you refer to "a person specified in the related prospectus supplement" to perform certain tasks described on pages 35 through 42 and elsewhere in the prospectus. Please disclose the identity of the persons to which you refer. Please also disclose whether these individuals or entities are affiliated with any of the transaction parties.

Remarketing Terms Determination Date, page 41
8. Please disclose the minimum number of days that the remarketing terms determination date must precede the reset date.
Accordingly,
please disclose the same for the spread determination date on page
42.

Tender of Reset Rate Notes; Remarketing Procedures, page 45
9. Please create a risk factor to discuss the risks, if material, associated with remarketing agent default.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3348 with any other questions.


      	Regards,



      	Jennifer G. Williams
      	Special Counsel


cc:	Michael Gambro, Esq.
	Cadwalader, Wickersham & Taft LLP
	Fax:  (212) 504-6888

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Bianca A. Russo, Esq.
J.P. Morgan Chase Commercial Mortgage Securities Corp.
August 31, 2005
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